SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number: 0-23637
CUSIP Number: N/A
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

	For Period Ending:	June 30, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-K
☐ Transition Report on Form 11-F
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: N/A
Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:	Global Preferred Holdings, Inc.

Former name if applicable:	N/A

Address of principal executive office (Street and Number):	6455 East Johns Crossing Suite 402 Duluth, Georgia 30097
PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)
☑ (a)	The reason described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expense;

☑ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.
      On May 10, 2005, the stockholders of Global Preferred Holdings, Inc. approved the liquidation and dissolution of the company pursuant to a plan of complete liquidation and dissolution. On May 25, 2005, Global Preferred sold substantially all of its assets to an affiliate of AEGON N.V. in exchange for 4,503,274 common shares of AEGON. Management has determined that Global Preferred’s financial statements for periods commencing on May 26, 2005 should be presented on a liquidation basis. The delay in filing the Quarterly Report on Form 10-Q for the quarter ending June 30, 2005 is due to the additional time required for Global Preferred to present its financial statements accurately for the period commencing May 26, 2005 on a liquidation basis and for the company’s independent registered public accountant to complete its review of such financial statements. Global Preferred expects that the Form 10-Q will be filed by August 22, 2005.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Ms. Caryl P. Shepherd, Chief Accounting Officer	(770) 248-3311

(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

On May 10, 2005, the stockholders of Global Preferred approved the liquidation and dissolution of the company pursuant to a plan of complete liquidation and dissolution. On May 25, 2005, Global Preferred sold substantially all of its assets to an affiliate of AEGON N.V. in exchange for 4,503,274 common shares of AEGON. Global Preferred has been operating under its plan of dissolution and will present its financials for the period commencing May 26, 2005 through June 30, 2005 on a liquidation basis. Accordingly, results of operations presented on a liquidation basis of accounting will not be comparable to the results from the prior year, which were presented on a going concern basis. The presentation of financial statements on a liquidation basis is significantly different from Global Preferred’s historical financial statement presentation, therefore, the change in results of operations cannot yet be accurately estimated on a qualitative basis.

Global Preferred Holdings, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed in its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2005	By:	/s/ CARYL P. SHEPHERD
Caryl P. Shepherd
Chief Accounting Officer